

July 23, 2014

Via E-mail
Mr. James J. Murren
Chief Executive Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: MGM Resorts International**
> **Form 10-K**
> **Filed March 3, 2014**
> **File No. 001-10362**

Dear Mr. Murren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Anticipated uses of cash, page 56

1.   We note your references to anticipated development/construction to be commenced in Macau, the National Harbor in Maryland and in Western Massachusetts. Please confirm that, in future Exchange Act periodic reports, you will supplement your current disclosure in this section for any material development you commence to include the anticipated completion date and current scope of development, which will also feature disclosure regarding development expenditures on a per square foot or unit basis.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 67

2.   In future filings, please provide quantitative and qualitative disclosures about your exposure to foreign currency exchange risk, given your increasingly material revenues from MGM China, or tell us why you do not believe such disclosure is required. Refer to Item 305 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant